

February 3, 2011

Via Facsimile and U.S. Mail

Mr. Ping Peter Xie
President
Hanwah SolarOne Co., Ltd (fka Solarfun Power Holdings Co., Ltd.)
888 Linyang Road
Qidong, Jiangsu Province 226200
People's Republic of China

      **Re:    Solarfun Power Holdings Co., Ltd.**
              **Form 20-F for year ended December 31, 2009**
              **Filed May 25, 2010**
              **File No. 1-33208**

Dear Mr. Xie:

We have reviewed your response letter dated January 12, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 27, 2009

General

1.     Please provide the three acknowledgements included at the end of our December 23, 2010 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

Item 5.  Operating and Financial Review and Prospects, page 44

Price and Availability of Silicon and Silicon Wafers, page 47

2.      We note your response to prior comments 3-5. However, the extent of your renegotiation of your multi-year supply agreements and the impact on your company on these revised agreements remain unclear as your responses do not appear to address all aspects of the comments. For example, with a view toward disclosure, tell us whether the original multi-year supply agreements provided for a commitment to purchase a minimum quantity or a minimum total dollar value. Further, in connection with negotiations to change the per unit pricing for the supply agreements, tell us whether you made corresponding changes to increase the quantity to be purchased such that the total commitment under the agreements were unchanged.  Please clarify with a view towards disclosure what incentivized the other parties to these agreements to modify the terms of the agreements.

Critical Accounting Policies and Estimates, page 53

– Warranty Costs, page 54

3.      We note your responses to prior comments 7-9.  While we note that your accrual amounts are consistent with others in the industry, it appears that the terms of your warranties may differ from others in the industry.  Specifically, it appears that many of your competitors offer only customers product repair or replacement for any warranty claims.  However, it appears that you offer customers a refund of up to the full purchase price.  It would appear that the cost to repair or replace a defective product would be significantly lower than the cost to provide a customer with a cash refund.  Please explain to us in greater detail why you believe your current warranty accrual rates are appropriate in light of the apparent differences in your warranty policy compared to your competitors.

4.      We note your response to prior comment 11.  In addition to addressing expenses to repair or replace the under-performing products, please further revise the proposed risk factor disclosure to also address the cash flow impact of providing refunds on warranty claims.

Financial Statements

Note 27.  Commitments and Contingencies, page F-42

5.      We note from your response to the second bullet in prior comment 19 that you plan to revise future filings to provide disclosure similar to that provided in response to comment 1 from our letter dated December 23, 2010.  However, that disclosure does not appear to address the full requirements of section 450-20-50 of the FASB Accounting Standards Codification.  Please revise your future filings to provide all of the disclosures required

by section 450-20-50 of the FASB Accounting Standards Codification.  Provide us with a sample of the proposed disclosure to be included in future filings.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3316 or Jay Mumford, Legal Reviewer at (202) 551-3637 with any other questions.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief